MAYFAIR GOLD CONTINUES TO BUILD PROJECT TEAM WITH ADDITION OF DIRECTOR OF PROJECTS

Toronto, Ontario, May 28, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to announce the appointment of Ayaz Kassam as Director of Projects.

Mr. Kassam is a professional engineer with nearly 20 years of experience in project management, most recently serving as Senior Project Manager with Canada Nickel Company. His experience is recognized for delivering technically complex, high-impact projects from feasibility through to commissioning using a range of project delivery models. Adept at guiding cross-functional teams, aligning diverse stakeholders, and driving operational excellence through every phase of project execution, he brings hands-on leadership to achieve project objectives. Mr. Kassam holds a Bachelor in Civil Engineering from Concordia University and a Masters Degree in Civil Engineering from the University of Washington.

Drew Anwyll, P.Eng. and CEO of Mayfair Gold said: “We are excited to welcome Ayaz to Mayfair Gold as we continue to build the team that will advance the Fenn-Gib Gold Project toward development. Ayaz brings nearly two decades of project management and engineering experience, with a strong track record of leading complex mining and infrastructure initiatives through key stages of execution. His technical expertise, disciplined approach to delivery, and experience working on major Canadian resource projects will strengthen our project team as we move toward a construction decision and final investment decision as early as 2028”.

Ayaz Kassam, P.Eng. incoming Director of Projects stated: “I am pleased to join Mayfair Gold at an important stage in the advancement of the Fenn-Gib Project. As the Company moves forward with engineering, permitting and overall project readiness, disciplined execution and high-quality work will be essential to building a strong foundation for the upcoming development phase. I look forward to working with Mayfair’s exceptional owner’s team, together with the engineering and consulting groups supporting the project, during this critical pre-construction phase.”

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. Fenn-Gib hosts a 4.3 million ounce indicated mineral resource of gold (181.3Mt at an average grade of 0.74 g/t) and the expected strategy outlined in the 2026 Pre-Feasibility Study (the “PFS”)1 is to develop the project under the provincial permitting process, targeting the higher-grade 1 million ounce mineral reserve (25.1Mt at an average grade of 1.29g/t) sitting near-surface, highlighting the optionality and scalability provided by the deposit. The PFS also outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. The company also remains focused on exploration around the broader land package with the goal of enhancing mineral resource scale and growth opportunities.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, the expected strategy to develop the project under the provincial permitting process, targeting the higher-grade 1 million-ounce mineral reserve, building and operating the Fenn-Gib Project and all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the

1 Please refer to the technical report entitled “Fenn-Gib Gold Project NI 43-101 Technical Report and pre-Feasibility Study” dated effective December 19, 2025 available on SEDAR+ at www.sedarplus.ca for further details.

risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng.
CEO, Mayfair Gold Corp.
489 McDougall St

Matheson, ON P0K 1N0 Canada
+1 (855) 350-5600
info@mayfairgold.ca